Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 14 DATED JANUARY 25, 2007
TO THE PROSPECTUS DATED JUNE 19, 2006

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), prospectus supplement No. 11 dated December 19, 2006 (which superseded and replaced all prior supplements to the Prospectus), No. 12 dated December 27, 2006, and No. 13 dated January 5, 2007. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.  To provide an update on the status of our current public offering;

B.  To describe the terms of a new borrowing under our existing credit facility;

C.  To describe the terms of an amendment made to our existing credit facility agreement; and

D.  To provide information regarding distributions recently declared by our board of directors.

A. Status of our Current Public Offering

As of January 23, 2007, we had received gross proceeds of approximately $326.8 million from the sale of approximately 31.6 million of our common shares in our current public offering, including approximately $16.0 million relating to approximately 1.6 million shares issued under our dividend reinvestment plan. As of January 23, 2007, approximately $1,689.2 million in shares remained available for sale pursuant to the offering, exclusive of approximately $184.0 million in shares available under our dividend reinvestment plan.

B. New Borrowing Under Credit Facility with HSH Nordbank

On January 23, 2007, we borrowed $98.0 million under our HSH Credit Facility. The borrowing was used to repay amounts owed under our existing credit facility with KeyBank. The $98.0 million borrowing is secured by mortgages or deeds of trust and related assignments and security interests on two of our directly owned properties: 3400 Data Drive in Rancho Cordova, California and Watergate Tower IV in Emeryville, California. The subsidiaries that directly own such properties are the borrowers under the loan documents. The borrowing matures on January 12, 2017 and bears interest at a variable rate based on one-month LIBOR plus a margin of 0.40%. The interest rate on such borrowing has been effectively fixed at 5.2505% as a result of an interest rate swap agreement we entered into with HSH Nordbank.

C. Amendment to Credit Agreement with HSH Nordbank

On January 19, 2007, we entered into a First Amendment to the Credit Agreement governing the HSH Credit Facility. Hines REIT originally made certain limited guarantees with respect to the payment and performance of certain (i) tenant improvement and leasing commission obligations in the event the properties securing the amounts outstanding under the facility fail to meet certain occupancy requirements and (ii) major capital repairs with respect to the properties securing loans made under the facility. The First Amendment replaces Hines REIT with the Operating Partnership as the party providing this guaranty.

D. Distributions Declared by Our Board of Directors

Our board of directors has declared distributions for the month of February 2007. The distributions will be calculated based on the shareholders of record each day during the month in an amount equal to $0.00170959 per share, per day. These distributions will be aggregated and paid in cash in April 2007.